Celera Acquisition March 18, 2011

This presentation may contain forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date that they are made and which reflect management's current estimates, projections, expectations or beliefs and which involve risks and uncertainties that could cause actual results and outcomes to be materially different. Risks and uncertainties that may affect the future results of the company include, but are not limited to, adverse results from pending or future government investigations, lawsuits or private actions, the competitive environment, changes in government regulations, changing relationships with customers, payers, suppliers and strategic partners, the risk factors discussed in the press release issued March 18, 2011 by the company and Celera Corporation announcing that the company has agreed to acquire Celera Corporation and other factors discussed in "Business," in "Risk Factors," "Cautionary Factors that May Affect Future Results," "Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk" in the company's 2010 Annual Report on Form 10-K and other items throughout the Form 10-K and the Company's Current Reports on Form 8-K. This presentation is provided for information purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Celera Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission ("SEC"). The stockholders of Celera Corporation are advised to read these documents and any other documents related to the tender offer that will be filed with the SEC carefully and in their entirety because they contain important information. Celera Corporation's stockholders may obtain copies of these documents for free at the SEC'swebsite at www.sec.govor from the Director of Investor Relations, Quest Diagnostics Incorporated, 3 GiraldaFarms, Madison, New Jersey (telephone 973-520-2700; fax 973-520-2880).

Celera: A Compelling Growth Opportunity Strengthens position as world’s leading innovator in molecular diagnostics discovery and development • Provides immediate access to proprietary genetic tests and pipeline of biomarkers to drive sustainable growth • Berkeley HeartLab brings unique esoteric cardiovascular test offering and specialized sales force • Adds leading genetic IVD products and development capability Neurology

• Transaction value approximately $344 million, net of acquired cash and short-term investments. Transaction value expected to be further reduced through the realization of a significant portion of Celera’s available tax credit and net operating loss carryforwards and capitalized R&D, which totaled $117 million at the end of 2010. • 2010 revenues approximately $128 million • Expected to add just over 1% to our 2011 revenue growth • Immaterial dilutive to 2011 GAAP EPS before charges, immaterial impact in 2012 • Expect to close in early Q2 2011 Celera: A Compelling Growth Opportunity